Filed Pursuant to Rule 433

Registration No. 333-208052

December 2, 2016

Pricing Term Sheet

Valero Energy Partners LP

Pricing Term Sheet

$500,000,000 4.375% Senior Notes due 2026

Issuer:	Valero Energy Partners LP

Ratings:*	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Pricing Date:	December 2, 2016

Settlement Date:**	December 9, 2016 (T+5)

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2017

Denominations:	$2,000 x 1,000

Principal Amount:	$500,000,000

Title:	4.375% Senior Notes due 2026

Maturity Date:	December 15, 2026

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price and Yield:	96-21; 2.380%

Spread to Benchmark Treasury:	T+200 bps

Coupon:	4.375%

Price to Public:	99.959%

Yield to Maturity:	4.380%

Make-Whole Call:	T+30 bps

Par Call:	On and after September 15, 2026 (the date that is three months prior to the Maturity Date)

CUSIP/ISIN:	91914JAA0 / US91914JAA07

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Pro Forma Ratio of Earnings to Fixed Charges:	After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to fixed charges on a pro forma basis would have been 7.8x for the nine months ended September 30, 2016 and 5.2x for the fiscal year ended December 31, 2015.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5 (on December 9, 2016) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1 (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1 (800) 294-1322 or Morgan Stanley & Co. LLC at 1 (800) 624-1808 or 1 (212) 761-1057.

This pricing term sheet supplements the preliminary prospectus supplement filed by Valero Energy Partners LP on December 2, 2016 relating to the prospectus dated November 30, 2016.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.